FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of DECEMBER, 2001
                                         ----------

                             Trimark Oil & Gas Ltd.
                 (Translation of registrant's name into English)

                                     0-30196
                                    ---------
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                         Form 20-F   X     Form 40-F
                                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes     No    X
                                             -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Trimark Oil & Gas Ltd.
                                       ----------------------------------------
                                       (Registrant)

Date   December 31, 2001               By  /s/ "Nick DeMare"
       -----------------               ----------------------------------------
                                       Nick DeMare, Director
                                       (Signature)*

     *Print the name and title of the signing officer under his signature.

                             TRIMARK OIL & GAS LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                    Tel: (604) 685-9316 o Fax: (604) 683-1585
                    CDNX Symbol: TMK.V o OTCBB Symbol: TOGSF

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NEWS  RELEASE                                                  DECEMBER 31, 2001



                           OPTION AMENDMENT AND GRANT

Existing director and employee options to purchase 1,387,000 common shares have been repriced to CDN$0.15 per share. In addition, employee options to purchase 50,000 common shares, at a price of CDN$0.15 per share for a term of three years, have been granted.

The granting and amendment of these options are subject to acceptance of filings with the Exchange.


ON BEHALF OF THE BOARD


"Nick DeMare"
Nick DeMare, Director





       The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.